EXHIBIT 12.2

PIFCo

STATEMENT AS TO COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	In Thousands of U.S. Dollars					Three Months Ended March 31, 2005
	Year Ended December 31,
	2000	2001	2002	2003	2004
Income (loss) before income taxes and minority interest	26,329	(20,331)	(65,462)	(3,011)	(59,103)	(1,521)
Add fixed charges as adjusted (from below)	219,637	187,020	298,737	468,782	667,208	223,846

Earnings	245,966	166,689	233,275	465,771	608,105	222,325

Fixed Charges:
Interest Expense:
Interest on Indebtedness	219,637	178,979	287,856	460,151	656,036	220,909
Dividends declared Capitalized			2,423
Amortization of debt costs		8,041	10,881	8,631	11,172	2,937

Fixed charges before adjustments	219,637	187,020	301,160	468,782	667,208	223,846

Less capitalized interest			(2,423)

Fixed charges as adjusted	219,637	187,020	298,737	468,782	667,208	223,846

Ratio (earnings divided by fixed charges before adjustments)	1.29	0.89	0.77	0.99	0.91	0.99